

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 20, 2006

<u>via U.S. mail</u>
Mr. Manuel Pablo Zuniga-Pflucker
President and Chief Executive Officer
BPZ Energy, Inc.
11999 Katy Freeway, Suite 560
Houston, Texas 77079

> **Re:** **BPZ Energy, Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 27, 2005**
> **File No. 333-126934**
> **Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **Filed August 19, 2005**
> **File No. 333-126934**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **File No. 0-29098**
> **Forms 10-QSB for the Fiscal Quarters Ended**
> **March 31, 2005, June 30, 2005 and September 30, 2005**
> **Response Letter Dated March 13, 2006**
> **File No. 0-29098**

Dear Mr. Zuniga-Pflucker:

We have limited our review of the above filings and your response letter to only the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 1 – Basis of Presentation and Significant Accounting Policies

Basis of Presentation and Organization

1. We have considered all the information provided by you in your response letters and in the conference call of April 11, 2006. Based on the facts and circumstances you have communicated, we are unable to agree with your conclusion that you do not have control of Navidec Financial Services, Inc. (NFS). We believe you have not overcome the presumption that a parent that owns a minimum of 65% of a subsidiary, and up to 100% at the time of the acquisition in September 2004, controls it, regardless of your intent or actual exercise of that ability. Please restate your financial statements to consolidate NFS for all periods subsequent to its acquisition in September 2004.

Note 6 – Investment in Navidec Financial Services (NFS), page 37

2. We note that you have recognized in your income statements a loss in 2004 and gains to the extent of losses in 2005 on the issuance of equity securities by NFS. It appears you should record the gains associated with your investment changes as a component of shareholders equity given that you are contemplating a spin-off of that entity as part of a broader corporate reorganization and your realization of those gains is not assured.   Losses associated with issuances of equity securities by NFS should be accounted for consistent with the accounting for the gains. However, when NFS issues securities at a price less than your carrying amount per share, you should evaluate whether your investment has been impaired and a provision should be recognized in the income statement. Please revise your financial statements accordingly. Please refer to SAB Topic 5:H which can be located on our website at: http://www.sec.gov/interps/account/sabcodet5.htm#5h.

Note 9 – Stockholders' Equity
Merger Earn-Out Shares, page 39

3. We note that during December 2004 certain earn-out share reserve targets were met relating to reserves and that the related issuance of shares to former shareholders of BPZ-Texas in 2005 was accounted for as a stock dividend. Based on the terms of the merger agreement, it appears that this issuance of these earn-out shares to the former shareholders of BPZ-Texas represents a non-pro rata distribution rather than a stock dividend. As the shares are earned based on certain exploration and production milestones, the share issuance appears to represent consideration for exploration costs or a retained royalty interest. As such, we believe you should modify your financial statements to reflect a royalty

expense and related liability to issue shares in the period earned, December 2004, based on the fair value of the shares at that time. Please modify your financial statements accordingly.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director